Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
333 Clay Street, Suite 3600
Houston, Texas 77002
Phone: 713-654-9502 / Fax: 713-654-9577
March 7, 2008
VIA EDGAR AND FACSIMILE
Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc. Preliminary Proxy Material filed on Schedule 14A, as revised Initially filed on February 25, 2008 Amendment No. 1 filed on March 4, 2008 File No. 0-50132
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated March 6, 2008. The responses are accompanied by an amendment to the above-captioned filing.
Approval of Proposed Charter Amendments
Addition of Provision Relating to Certain Amendments to the Certificate of Incorporation, page 24
1.	Comment: Revise the above caption to refer specifically to the fact that it is a provision prohibiting common shareholders from voting on charter amendments relating solely to the terms of outstanding preferred stock.

Response: We have revised the above caption to refer specifically to the fact that it is a provision prohibiting common shareholders from voting on charter amendments relating solely to the terms of outstanding preferred stock.
Modification of Director Exculpation Provisions and Indemnification Provisions, page 24

2.	Comment: Further, the proposed modification of director exculpation provisions and the indemnification provisions should be presented as two separate modifications.

Response: We have presented the proposed modification of director exculpation provisions and the indemnification provisions as two separate modifications.
Form of Proxy
3.	Comment: Item 14a-4(a)(3) requires that the Form of Proxy identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on approval of other matters. Accordingly, each proposed change to the company’s Charter for which shareholder vote is being solicited should be stated separately on the Form of Proxy. If these matters are to be conditioned upon one another, please also indicate this on the proxy card.

Response: We have amended the Form of Proxy such that each proposed change to the Company’s Charter for which shareholder vote is being solicited is stated separately on the Form of Proxy. We have also noted on the Form of Proxy which proposed changes are conditioned upon one another.
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9502 or by fax at 713-654-9577.
Sincerely,
/s/ Kenneth M. Hale
Mr. Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
Sterling Chemicals, Inc.

cc:	Richard K. Crump President, Chief Executive Officer and Director Sterling Chemicals, Inc.